UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

31 December 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 26853A100	 	13G	 	Page 1 of 4 Pages


1.NAMES OF REPORTING PERSONS

  Dongfeng Asset Management Co. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  NOT APPLICABLE


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  P.R.China


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER: 5,000,000 Class A Common Shares


6.SHARED VOTING POWER: 0


7.SOLE DISPOSITIVE POWER: 5,000,000 Class A Common Shares


8.SHARED DISPOSITIVE POWER: 0


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,000,000 Class A Common Shares


10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 17.6%


12.TYPE OF REPORTING PERSON (see instructions): FI




CUSIP No. 26853A100	 	13G	 	Page 2 of 4 Pages

Item 1.

(a) Name of Issuer

    eHi Car Services Limited

(b) Address of Issuers Principal Executive Offices

    388 Daduhe Road No.5 (12th Floor), Putuo District, Shanghai 200062, China


Item 2.

(a)Name of Person Filing

   Dongfeng Asset Management Co. Ltd.

(b)Address or Principal Business Office or, if none, residence

   Special No. 1 Dongfeng Road, Wuhan Economic and Technology Development Zone, Wuhan, Hubei Province, P.R.China

(c)Citizenship

   P.R.China

(d)Title of Class of Securities

   Class A Common Shares , par value $0.001

(e)CUSIP No. 26853A100


Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

        (a)	[ ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

 	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

 	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c).

 	(d)	[ ]	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

 	(e)	[ ]	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);

 	(f)	[ ]	An employee benefit plan or endowment fund in accordance
with 240.13d-1(b)(1)(ii)(F);

        (g)	[ ]	A parent holding company or control person in accordance
with 240.13d-1(b)(1)(ii)(G);

 	(h)	[ ]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

 	(i)	[ ]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	A non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J);

 	(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If
filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____


CUSIP No. 26853A100	 	13G	 	Page 3 of 4 Pages


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 	(a)Amount beneficially owned:  5,000,000 Class A Common Shares

 	(b)Percent of class:  17.6%

 	(c)Number of shares as to which the person has: 5,000,000 Class A
Common Shares

 	    (i)	  Sole power to vote or to direct the vote 5,000,000 Class A
Common Shares

 	    (ii)  Shared power to vote or to direct the vote  0

 	    (iii) Sole power to dispose or to direct the disposition of 5,000,000 Class A Common Shares

 	    (iv)  Shared power to dispose or to direct the disposition of  0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Instruction. Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE


Item 9.  Notice of Dissolution of Group.

         NOT APPLICABLE



CUSIP No. 26853A100	 	13G	 	Page 4 of 4 Pages


Item 10.  Certification.

          NOT APPLICABLE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2015-2-12
Date

/s/ LU FENG
Signature

LU FENG, GENERAL MANAGER
Name/Title